1-12440

P.E. 8/2/02

02050050

EXECUTED

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
AUG 2 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 2, 2002

ENERSIS S.A.

(Exact name of Registrant as specified in its charter)

Republic of Chile
(Jurisdiction of Incorporation)

Avenida Kennedy 5454
Vitacura
Santiago, Chile
(Address of principal executive offices)

PROCESSED
AUG 08 2002
P
THOMSON FINANCIAL

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F _X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO _X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENERSIS S.A.

Table of Contents

ENERSIS

FOR IMMEDIATE RELEASE

For further information, please contact Enersis Investor Relations:

Ricardo Alvial
Chief Investments & Risks Officer of Enersis
Email: ram@e.enersis.cl
Phone: (562) 353-4682

Susana Rey, srm@e.enersis.cl
Ximena Rivas, mxra@e.enersis.cl
Pablo Lanyi-Grunfeldt, pll@e.enersis.cl

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR THE FIRST HALF ENDED JUNE 30, 2002 (Unaudited, Limited Review)

HIGHLIGHTS FOR THE PERIOD ENDED JUNE 30, 2002

- As of July 2002, Mr. Pablo Yrarrazaval was appointed Chairman of the Board of Enersis and Mr. José L. Palomo, CFO of Endesa (ELE) was appointed Director.
- On July 30th, 2002, Standard & Poor's affirmed Enersis and Endesa Chile ratings. (BBB+ outlook negative)
- Enersis Net income reached US$ 34 million, 74% higher than 1H 2001.
- Operating revenues decreased by US$ 248 million or 12%, basically related to the lower economic activity in Argentina.
- Operating expenses also decreased by US$ 169 million or 12%, due to stringent cost control programs applied, and also as a consequence of the lower activity already mentioned.
- Selling and administrative expenses decreased by US$ 27 million or 15%.
- Operating income decreased by US$ 50 million or 10%.
- The company made extraordinary provisions for US$ 70 million related to Argentine and Brazilian subsidiaries and using a prudent accounting criterion.
- Net financial income improved by 9%.
- Labor productivity increased by 7%, from 1,310 up to 1,402 clients per employee.
- Clients increased in 437,000 new customers, equivalent to a company of 1.5 times the size of Río Maipo.
- The RAIIDAIE(*) ratio remained flat, which confirms that lower revenues coming from Argentina were compensated by higher revenues from other subsidiaries as well as by better net financial result.

(*) Net income before taxes, interest, depreciation, amortization, and extraordinary items (as defined by the local SEC).

(Santiago, Chile, August 1st, 2002) Enersis (NYSE: ENI), today announced consolidated financial results for the half ended June 30th, 2002. All figures are in constant Chilean Pesos and US$, and in accordance with Chilean Generally Accepted Accounting Principles (GAAP) as seen in the standardized form required by Chilean authorities (FECU). Figures corresponding to June 30th, 2001 have been adjusted by the CPI variation between both periods, equal to 2.1%.

For the purpose of converting Chilean pesos (Ch$) into US dollars (US$), we have used the exchange rate prevailing as of June 30th 2002, equal to US$ 1 = Ch$ 688.05.

The consolidation includes the following investment vehicles and companies,

a) In Chile: Endesa Chile (NYSE: EOC) and its subsidiaries, Chilectra (OTC: CLRAY), Río Maipo, Synapsis, CAM Ltd. and Inm. Manso de Velasco.
b) Outside of Chile: Distrilima (Perú), Cerj and Investluz (Brazil), Edesur (Argentina), Luz de Bogotá (Colombia).

In the next pages you will find a more detailed analysis of Financial Statements, explanation for most of variations, and comments on the principal items of the Income Statement, the Balance Sheet and the Cash Flow Statement compared with the information corresponding to June 30th, 2001.

CONSOLIDATED INCOME STATEMENT
(Under Chilean GAAP, million Ch$)

Table 1

Million Ch$	1H 02	1H 01	Var 02-01	Chg %
Revenues from Generation	443.109	482.948	(39.839)	-8,2%
Revenues from Distribution	919.112	1.037.604	(118.492)	-11,4%
Revenues from Other Businesses	84.571	84.851	(280)	-0,3%
Consolidation Adjustments	(153.355)	(141.306)	(12.049)	-8,5%
Operating Revenues	**1.293.437**	**1.464.097**	**(170.660)**	**-11,7%**
Op. Expenses from Generation	(263.621)	(311.869)	48.248	15,5%
Op. Expenses from Distribution	(692.415)	(751.989)	59.574	7,9%
Op.Expenses from Other Businesses	(62.271)	(60.200)	(2.071)	-3,4%
Consolidation Adjustments	144.468	133.607	10.861	8,1%
Operating Expenses	**(873.839)**	**(990.451)**	**116.612**	**11,8%**
Operating Margin	**419.598**	**473.646**	**(54.049)**	**-11,4%**
SG&A from Generation	(14.029)	(14.382)	353	2,5%
SG&A from Distribution	(88.918)	(106.598)	17.680	16,6%
SG&A from Other Businesses	(16.826)	(19.211)	2.385	12,4%
Consolidation Adjustments	11.535	13.473	(1.938)	-14,4%
Selling and Administrative Expenses	**(108.238)**	**(126.718)**	**18.480**	**14,6%**
Operating Income	**311.360**	**346.929**	**(35.569)**	**-10,3%**
Interest Income	35.015	27.650	7.366	26,6%
Interest Expense	(218.226)	(228.281)	10.055	4,4%
Net Financial Income (Expenses)	**(183.211)**	**(200.631)**	**17.420**	**8,7%**
Equity Gains from Related Companies	2.378	1.849	529	28,6%
Equity Losses from Related Companies	(7.257)	(7.894)	637	8,1%
Net Income from Related Companies	**(4.879)**	**(6.045)**	**1.166**	**19,3%**
Other Non Operating Income	173.920	92.766	81.154	87,5%
Other Non Operating Expenses	(122.862)	(38.880)	(83.982)	-216,0%
Net other Non Operating Income (Expense)	**51.059**	**53.886**	**(2.828)**	**-5,2%**
Price Level Restatement	(3.771)	3.470	(7.241)	-208,7%
Foreign Exchange Effect	(10.516)	(29.265)	18.749	64,1%
Net of Monetary Exposure	**(14.287)**	**(25.796)**	**11.508**	**44,6%**
Positive Goodwill Amortization	**(40.044)**	**(38.937)**	**(1.107)**	**-2,8%**
Non Operating Income	**(191.363)**	**(217.523)**	**26.161**	**12,0%**
Net Income b. Taxes, Min Int and Neg Goodwill Amort.	**119.997**	**129.405**	**(9.408)**	**-7,3%**
Income Tax	(24.123)	(64.017)	39.894	62,3%
Minority Interest	(96.451)	(74.336)	(22.115)	-29,8%
Negative Goodwill Amortization	24.233	22.563	1.670	7,4%
NET INCOME	**23.656**	**13.615**	**10.042**	**73,8%**
R.A.I.I.D.A.I.E.	**548.667**	**550.127**	**(1.460)**	**-0,3%**

CONSOLIDATED INCOME STATEMENT
(Under Chilean GAAP, thousand US$)

Table 1.2

Th. US$	1H 02	1H 01	Var 02-01	Chg %
Revenues from Generation	644.007	701.908	(57.901)	-8,2%
Revenues from Distribution	1.335.822	1.508.036	(172.214)	-11,4%
Revenues from Other Businesses	122.914	123.321	(407)	-0,3%
Consolidation Adjustments	(222.884)	(205.372)	(17.512)	-8,5%
Operating Revenues	**1.879.859**	**2.127.894**	**(248.035)**	**-11,7%**
Op. Expenses from Generation	(383.142)	(453.265)	70.123	15,5%
Op. Expenses from Distribution	(1.006.344)	(1.092.928)	86.584	7,9%
Op.Expenses from Other Businesses	(90.504)	(87.494)	(3.010)	-3,4%
Consolidation Adjustments	209.967	194.182	15.785	8,1%
Operating Expenses	**(1.270.023)**	**(1.439.504)**	**169.481**	**11,8%**
Operating Margin	**609.836**	**688.389**	**(78.553)**	**-11,4%**
SG&A from Generation	(20.390)	(20.903)	513	2,5%
SG&A from Distribution	(129.232)	(154.928)	25.696	16,6%
SG&A from Other Businesses	(24.455)	(27.921)	3.466	12,4%
Consolidation Adjustments	16.765	19.581	(2.817)	-14,4%
Selling and Administrative Expenses	**(157.311)**	**(184.169)**	**26.858**	**14,6%**
Operating Income	**452.525**	**504.220**	**(51.695)**	**-10,3%**
Interest Income	50.890	40.185	10.705	26,6%
Interest Expense	(317.166)	(331.779)	14.614	4,4%
Net Financial Income (Expenses)	**(266.275)**	**(291.594)**	**25.319**	**8,7%**
Equity Gains from Related Companies	3.456	2.687	769	28,6%
Equity Losses from Related Companies	(10.547)	(11.473)	926	8,1%
Net Income from Related Companies	**(7.091)**	**(8.786)**	**1.695**	**19,3%**
Other Non Operating Income	252.773	134.825	117.948	87,5%
Other Non Operating Expenses	(178.565)	(56.508)	(122.057)	-216,0%
Net other Non Operating Income (Expense)	**74.208**	**78.317**	**(4.110)**	**-5,2%**
Price Level Restatement	(5.481)	5.043	(10.524)	-208,7%
Foreign Exchange Effect	(15.284)	(42.534)	27.250	64,1%
Net of Monetary Exposure	**(20.765)**	**(37.491)**	**16.726**	**44,6%**
Positive Goodwill Amortization	**(58.199)**	**(56.591)**	**(1.608)**	**-2,8%**
Non Operating Income	**(278.123)**	**(316.145)**	**38.022**	**12,0%**
Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	**174.402**	**188.075**	**(13.674)**	**-7,3%**
Income Tax	(35.060)	(93.042)	57.982	62,3%
Minority Interest	(140.180)	(108.038)	(32.141)	-29,8%
Negative Goodwill Amortization	35.220	32.792	2.428	7,4%
NET INCOME	**34.382**	**19.788**	**14.594**	**73,8%**
R.A.I.I.D.A.I.E.	**797.423**	**799.545**	**(2.122)**	**-0,3%**

PROFORMA CONSOLIDATED INCOME STATEMENT
(Under Chilean GAAP, million Ch$)

This proforma consolidated income statement, shows our Argentinean subsidiaries (Edesur, Costanera, Chocón) under the equity method.

Table 2

Million Ch$

	1H 02 Proforma	1H 01Proforma	Var 02-01	Chg %
Operating Revenues	**1.139.660**	**1.055.181**	**84.479**	**8,0%**
Operating Expenses	**(746.331)**	**(695.845)**	**(50.486)**	**-7,3%**
Operating Margin	**393.329**	**359.336**	**33.993**	**9,5%**
Selling and Administrative Expenses	(91.342)	(91.491)	149	0,2%
Operating Income	**301.987**	**267.845**	**34.142**	**12,7%**
Net Financial Income (Expenses)	**(153.455)**	**(184.637)**	**31.182**	**16,9%**
Net Income from Related Companies	**(2.765)**	**17.219**	**(19.984)**	**-116,1%**
Net other Non Operating Income (Expense)	**30.716**	**80.063**	**(49.347)**	**-61,6%**
Net of Monetary Exposure	**(14.287)**	**(44.485)**	**30.198**	**67,9%**
Price Level Restatement	(3.771)	11.447	(15.218)	-132,9%
Foreign Exchange Effect	(10.516)	(55.932)	45.416	81,2%
Positive Goodwill Amortization	**(40.044)**	**(38.819)**	**(1.225)**	**-3,2%**
Non Operating Income	**(179.835)**	**(170.659)**	**(9.176)**	**-5,4%**
Net Income b. Taxes, Min Int and Neg Goodwill Amort	**122.152**	**97.186**	**24.966**	**25,7%**
Income Tax	(28.367)	(43.102)	14.735	34,2%
Minority Interest	(94.362)	(62.914)	(31.448)	-50,0%
Negative Goodwill Amortization	24.233	22.445	1.788	8,0%
NET INCOME	**23.656**	**13.615**	**10.041**	**73,7%**

PROFORMA CONSOLIDATED INCOME STATEMENT
(Under Chilean GAAP, million Ch$)

This proforma consolidated income statement, shows our Argentinean subsidiaries (Edesur, Costanera, Chocón) under the equity method.

Table 2.1

Th. US$

	1H 02 Proforma	1H 01Proforma	Var 02-01	Chg %
Operating Revenues	**1.656.362**	**1.533.582**	**122.780**	**8,0%**
Operating Expenses	**(1.084.705)**	**(1.011.329)**	**(73.375)**	**-7,3%**
Operating Margin	**571.658**	**522.253**	**49.405**	**9,5%**
Selling and Administrative Expenses	(132.755)	(132.971)	217	0,2%
Operating Income	**438.903**	**389.281**	**49.621**	**12,7%**
Net Financial Income (Expenses)	**(223.029)**	**(268.348)**	**45.319**	**16,9%**
Net Income from Related Companies	**(4.019)**	**25.026**	**(29.044)**	**-116,1%**
Net other Non Operating Income (Expense)	**44.642**	**116.362**	**(71.720)**	**-61,6%**
Net of Monetary Exposure	**(20.764)**	**(64.654)**	**43.889**	**67,9%**
Price Level Restatement	(5.481)	16.637	(22.118)	-132,9%
Foreign Exchange Effect	(15.284)	(81.291)	66.007	81,2%
Positive Goodwill Amortization	**(58.199)**	**(56.419)**	**(1.780)**	**-3,2%**
Non Operating Income	**(261.369)**	**(248.033)**	**(13.336)**	**-5,4%**
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	**177.534**	**141.248**	**36.285**	**25,7%**
Income Tax	(41.228)	(62.644)	21.416	34,2%
Minority Interest	(137.144)	(91.438)	(45.706)	-50,0%
Negative Goodwill Amortization	35.220	32.621	2.599	8,0%
NET INCOME	**34.381**	**19.788**	**14.593**	**73,7%**

CONSOLIDATED INCOME STATEMENT ANALYSIS
(As seen in the FECU)

NET INCOME

As of June 30th, 2002, the Company achieved a **Net income** of **US$ 34 million** that represents an increase of **74%** compared to the first half of the previous year.

OPERATING INCOME

Operating income for the first half amounted to **US$ 453 million**, a decrease of US$ 52 million or 10.3% with respect to the same period of 2001. This fall in operating income was caused mainly by the distribution subsidiary, Edesur.

In the **Generation Business**, our subsidiary Endesa Chile's consolidated results rose by 5.6% to US$ 248 million during the period. This growth in operating income can be explained mainly by the improved operating income in Chile and Peru.

In Chile, Operating income in the first half 2002 amounted to US$ 118 million, an increase of 58.6%, due mainly to a rise by 9.8% in the generation of hydroelectricity as a result of the copious rainfall during this period that lead to improved levels of water in the reservoirs. Another contributing factor was the increase in average sales prices resulting from the company's marketing policies that enabled it to obtain the best prices on the unregulated clients and spot markets. Furthermore, the increase in the generation of hydroelectricity allowed for a reduction of US$ 8 million in the cost of purchasing energy and the reduction in the generation of thermoelectricity lead to a decrease of US$ 5 million in the cost of fuel.

With regard to Endesa Chile's subsidiary **in Perú**, Edegel, this company's operating income increased by 9.1% to US$ 49 million. This increase is explained by the higher sales prices on the spot market, compensated by the decrease in physical sales of energy on that market.

On the other hand, **in Argentina** the operating income fell by US$ 22 million, with respect to the result as at June 30, 2001 to US$ 4 million. This was mainly due to a decrease of 43% in physical sales of energy and to a deterioration of the average sales prices of energy from El Chocón as a result of the devaluation of the Argentine Peso. In addition, the low prices of energy in southern Brazil following the abundance of water in that zone have meant that the exports from Argentina represented only 7.8% during the semester. Nevertheless, the sales of energy have partly compensated the fall in sales from Central Costanera.

In Brazil, the operating income of the subsidiary, Cachoeira Dourada, decreased by 17% amounting to US$ 16 million mainly as a result of a lower level of generation and greater purchases of energy in order to comply with contractual commitments whilst the levels in the reservoirs are recovering after a prolonged drought in the southeast of Brazil.

In Colombia, operating income in the first semester of 2002 amounted to US$ 61 million, a decrease of 13%, due fundamentally to lower average sales prices of energy resulting from the abundance of water and the recovery of water levels in the reservoirs.

The Distribution Business has shown improved operating results in its subsidiaries, Chilectra, Codensa, Cerj, Coelce and Edelnor during the period ended on June 30, 2002 with increases of US$ 7 million, US$ 5 million, US$ 3 million, US$ 2 million, and US$ 0.3 million, respectively. These increases are principally due to increased physical sales and a decrease in the cost of salaries. The situation of the Argentinean subsidiary, Edesur, is quite different. This company's operating income fell by US$ 76 million due principally to the devaluation of the Argentine Peso and to a decrease in sales of energy. This significant negative impact on the operating income is what provoked a net decrease, despite the improvements in the other subsidiaries, in the consolidated operating income of Enersis in comparison with the same period of last year.

Consolidated physical sales as at June 30, 2002 amounted to 24,067 GWh which, when compared to the figure of 24,838 GWh as at the same date of the previous year, reflects a decrease of 771 GWh or 3.1%. This fall is due principally to the effect of the Argentine crisis and to the energy rationing introduced by the Brazilian authorities that lasted until the month of March of this year and did not affect the first semester of the previous year.

Operating expenses decreased by US$ 169 million or 11.8% due to the emphasis placed by the Enersis Group on strengthening its operating capacities. This cost reduction partially compensated the lower revenues already explained.

Administrative and selling expenses decreased by US$ 27 million from a loss of US$ 184 million to a loss of US$ 157 million, due to optimization in the labor force, lower general expenses, exchange rate effect, and also because of lower provisions on uncollectable accounts.

The previous variations, resulted in that **Operating income** over **Operating revenues** rose to 24.1% as of June 2002, 0.4 percent points above the 23.7% achieved in the year 2001.

Operating income and expenses, together with administrative and selling expenses, of subsidiaries of Enersis Group, for the first half of year 2002, compared to 2001, are shown below:

OPERATING INCOME, BREAKDOWN BY SUBSIDIARY (Under Chilean GAAP, million Ch$)

Table 3

	Jun-02				Jun-01			
Operating results main subsidiaries (million Ch$)	Operating Revenues	Operating Expenses	SG & A	Operating Income	Operating Revenues	Operating Expenses	SG& A	Operating Income
Endesa S.A.	462.397	(276.960)	(15.013)	170.424	501.250	(324.422)	(15.431)	161.397
Chilectra S.A.	192.380	(134.610)	(15.489)	42.281	169.429	(116.549)	(15.326)	37.554
Rio Maipo S.A.	27.294	(20.916)	(1.748)	4.630	24.697	(17.803)	(1.866)	5.028
Edesur S.A.	107.419	(87.067)	(16.075)	4.277	295.884	(204.644)	(34.576)	56.664
Edelnor S.A.	96.666	(70.363)	(9.630)	16.673	90.231	(65.002)	(8.729)	16.500
Cerj	210.409	(160.899)	(12.439)	37.071	188.839	(138.294)	(15.496)	35.049
Coelce	120.325	(83.046)	(20.345)	16.934	109.436	(73.792)	(20.105)	15.539
Codensa S.A.	164.619	(135.513)	(13.192)	15.914	159.088	(135.903)	(10.501)	12.684
CAM Ltda.	37.866	(30.105)	(3.131)	4.630	40.531	(31.285)	(3.929)	5.317
Inmobiliaria Manso de Velasco Ltda	3.022	(1.514)	(628)	880	3.112	(1.335)	(785)	992
Synapsis Soluciones y Servicios IT Ltda.	22.299	(16.797)	(2.954)	2.548	20.814	(14.617)	(3.221)	2.976
Enersis Holding and other investment vehicles	2.096	(516)	(9.129)	(7.549)	2.092	(412)	(10.226)	(8.546)
Consolidation Adjustments	(153.355)	144.467	11.535	2.647	(141.306)	133.607	13.473	5.774
Total Consolidation	**1.293.437**	**(873.839)**	**(108.238)**	**311.360**	**1.464.097**	**(990.451)**	**(126.718)**	**346.928**

OPERATING INCOME, BREAKDOWN BY SUBSIDIARY (Under Chilean GAAP, thousand US$)

Table 3.1

	Jun-02				Jun-01			
Operating results main subsidiaries (thousand US$)	Operating Revenues	Operating Expenses	SG & A	Operating Income	Operating Revenues	Operating Expenses	SG& A	Operating Income
Endesa S.A.	672.040	(402.529)	(21.820)	247.691	728.508	(471.509)	(22.427)	234.572
Chilectra S.A.	279.602	(195.640)	(22.511)	61.450	246.245	(169.390)	(22.275)	54.580
Rio Maipo S.A.	39.669	(30.399)	(2.541)	6.729	35.894	(25.875)	(2.712)	7.308
Edesur S.A.	156.121	(126.542)	(23.363)	6.216	430.033	(297.426)	(50.252)	82.354
Edelnor S.A.	140.493	(102.264)	(13.996)	24.232	131.140	(94.473)	(12.687)	23.981
Cerj	305.805	(233.848)	(18.079)	53.878	274.455	(200.994)	(22.522)	50.940
Coelce	174.878	(120.698)	(29.569)	24.612	159.052	(107.248)	(29.220)	22.584
Codensa S.A.	239.254	(196.952)	(19.173)	23.129	231.216	(197.519)	(15.262)	18.435
CAM Ltda.	55.034	(43.754)	(4.551)	6.729	58.907	(45.469)	(5.710)	7.728
Inmobiliaria Manso de Velasco S.A.	4.392	(2.200)	(913)	1.279	4.523	(1.940)	(1.141)	1.442
Synapsis soluciones y servicios IT Ltda.	32.409	(24.412)	(4.293)	3.703	30.251	(21.244)	(4.681)	4.325
Enersis Holding and other investment vehicles	3.046	(750)	(13.268)	(10.972)	3.040	(599)	(14.862)	(12.421)
Consolidation Adjustments	(222.884)	209.966	16.765	3.847	(205.372)	194.182	19.581	8.392
Total Consolidation	**1.879.859**	**(1.270.023)**	**(157.311)**	**452.525**	**2.127.893**	**(1.439.504)**	**(184.170)**	**504.219**

NON - OPERATING INCOME

Non-operating income registered a loss of US$ 278 million, a reduction of US$ 38 million or 12% compared to the loss for the same period of 2001 and is explained as follows:

Net financial result improved by 8.7% or US$ 25 million compared to June 2001, from a loss of US$292 million as of June 2001 to a loss of US$266 million as of June 2002. This was the result of significant efforts made in order to benefit from falling relevant interest rates on the international markets with respect to the previous period.

The losses from investments in related companies reflected a reduction of US$ 1.7 million in their contribution from US$7 million to US$9 million as at the same date of last year, basically as consequence of an important adjustment made by related companies of Endesa Chile, due to the exchange rate variation in the results of both periods in Endesa Chile's affiliates.

Net other non-operating income registered a reduction of US$ 4 million or 5.2%, mainly due to:

- An increase of US$ 108 million in income derived from the adjustment on converting over to Chilean Accounting Rules on applying the norms contained in Technical Bulletin Nº 64, particularly in respect of the subsidiaries in Brazil and Argentina. This was principally due to the devaluation of the Brazilian Real and the Argentine Peso against the US Dollar as at June 30, 2002 in comparison with the same period of the previous year.
- Compensated by an increase of US$ 70 million in provisions made because of the unstable situations in Argentina and Brazil.
- A reduction of US$11 million in the profit from forwards contracts which fell from a net profit of US$ 12 million as at June 30, 2001 to a net profit of US$ 1 million this year.
- An increase of US$ 10 million in provisions for contingencies in affiliated companies in Brazil.
- An increase of US$ 15 million in extraordinary expenses on post-retirement benefits of the staff, mainly in respect to pension schemes decreed by law for all Brazilian companies.

Net of monetary exposure, shows a reduction of US$ 17 million with respect to the same period of last year from a loss of US$ 37 million as June 30, 2001 to a loss of US$ 21 million in this period. This was caused principally by the effects of the nominal devaluation of 5.1% of the Chilean Peso against the US$ compared with a devaluation of 9.6% as at the same date last year. These effects were compensated to a large extent by forwards contracts.

Finally, the **amortization on positive goodwill** for the period ended on June 30, 2002 amounted to US$58 million, an increase of US$ 2 million with respect to the US$ 56 million as at June 30, 2001. The increase in the amortization is the result of the rise in the positive goodwill produced by the purchase of shares in Chilectra and Río Maipo and by controlling in US$ the positive goodwill produced by the investments in corporations in countries considered to be unstable in accordance with Technical Bulletin Nº 64.

INTEREST RATE RISKS

On a consolidated basis, as of March 31, 2002, 40% of the total debt was expressed in variable terms (mainly Libor US$ and Chilean TAB) whilst 60% was at fixed rates and secure.

As at the close of June 2002 the debt refinanced at variable rates represented 32% of the total debt whilst 68% was at fixed rates and secure.

The reduction in the percentage of debt at variable rates during this semester is explained basically by the refinancing of obligations (previously at variable terms) at fixed rates and by closing operations to hedge the Libor US$ rate for US$ 1,000 million, of which US$ 700 million were done by Enersis and US$ 300 million by Endesa Chile.

The company manages its interest rate risks by concentrating its debt structure on the long term with a suitable combination of debt at fixed rates and at variable rates.

EXCHANGE RISK

The Company's exposure to an exchange risk is derived from the assets and liabilities denominated in foreign currency, mainly in US Dollars.

On a consolidated basis, as at March 31, 2002, Enersis had 71% of its total debt expressed in US$. Bearing in mind the Dollar/CLP forward position, the weight of this debt in US$ was reduced to 63%.

As at June 30, 2002, 69% of the debt was expressed in US$. When considering the US$/CLP hedging policy mentioned below, the percentage of the debt expressed in US$ is reduced to 61%.

The reason behind the largest part of our debt being denominated in US$ is the fact that an important proportion of our revenues is directly or indirectly related to the US$. Thus, the tariffs in the majority of the countries in which we have operations are tied to a large extent to the evolution of the US$, particularly in Chile and Peru. In countries where the indexation of the US$ is lower, companies borrow a greater proportion of their loans in local currency.

As mentioned before, despite the hedging, we are exposed to the fluctuations between the Chilean Peso and the US$ rates of exchange. These are managed through the use of financial derivative instruments, basically US$/CLP forward contracts, through which the exchange risk is hedged.

The exchange risk exposure is currently handled on a consolidated basis, taking into consideration the portion of this risk that our Chilean subsidiaries have not covered. The Company's policy is to hedge between 70% and 85% of the booked exposure to exchange risks.

On a consolidated basis, as at June 30, 2002, the Company had US$/CLP forward contracts for US$ 582 million whilst as at March 31, 2002, the total was US$ 592 million. This reduction is due to a decrease in the exposure to the variations in the US$ exchange rate on our books.

Although the actual exchange risk to which we are exposed depends on the fluctuation of the exchange rates at which the Company's assets and liabilities are maintained, for accounting purposes, our results are also affected bearing in mind the contents of Technical Bulletin N° 64. In accordance with this Chilean accounting regulations, debts in foreign currency that were utilized to finance investments in countries with an "unstable currency" are matched to their corresponding investment and the variations in the US$/Chilean Peso rate on those matched debts are not reflected by entries in the Income Statement.

BUSINESS INFORMATION
Main Operating Figures

Table 4 - DISTRIBUTION BUSINESS

Company	Customers (Th) 1H 02	Customers (Th) 1H 01	Dif 01-02	Var 01-02
Chilectra	1.301	1.277	24	1,88%
Río Maipo	297	292	5	1,71%
Cerj	1.757	1.640	117	7,13%
Coelce	2.107	1.858	249	13,40%
Codensa	1.879	1.830	49	2,68%
Edelnor	866	861	5	0,58%
Edesur	2.090	2.102	(12)	-0,57%
Total	**10.297**	**9.860**	**437**	**4,43%**

Company	GWh sold 1H 02	GWh sold 1H 01	Dif 01-02	Var 01-02
Chilectra	4.840	4.717	123	2,61%
Río Maipo	633	618	15	2,43%
Cerj	3.553	3.855	(302)	-7,83%
Coelce	2.589	2.901	(312)	-10,75%
Codensa	4.456	4.279	177	4,14%
Edelnor	1.925	1.840	85	4,62%
Edesur	6.071	6.628	(557)	-8,40%
Total	**24.067**	**24.838**	**(771)**	**-3,10%**

Company	Clients/Employee 1H 02	Clients/Employee 1H 01	Dif 01-02	Var 01-02
Chilectra	1.815	1.711	104	6,08%
Río Maipo	3.860	3.480	380	10,92%
Cerj	1.216	1.172	44	3,75%
Coelce	1.488	1.215	273	22,47%
Codensa	2.291	2.199	92	4,18%
Edelnor	1.425	1.381	44	3,19%
Edesur	925	910	15	1,65%
Total	**1.402**	**1.310**	**92**	**7,02%**

BUSINESS INFORMATION
Main Operating Figures

Cont. Table 4 - DISTRIBUTION BUSINESS

Company	Energy Losses % (*) 1H 02	Energy Losses % (*) 1H 01	Dif 01-02	
Chilectra(%)	5,7%	5,3%	0,004	
Chilectra (GWH)	593	513	80	(**)
Río Maipo(%)	6,6%	5,8%	0,008	
Río Maipo (GWH)	88	75	13	(**)
Cerj (%)	23,9%	20,8%	0,031	
Cerj (GWH)	1.999	2.003	(4)	
Coelce (%)	13,6%	12,7%	0,009	
Coelce (GWH)	795	868	(73)	
Codensa (%)	10,7%	11,4%	(0,007)	
Codensa (GWH)	1.053	1.109	(56)	
Edelnor (%)	8,7%	9,4%	(0,007)	
Edelnor (GWH)	360	377	(17)	
Edesur (%)	10,6%	10,0%	0,006	
Edesur (GWH)	1.465	1.431	34	
Weighted Average Losses	**12,1%**	**11,7%**	**0,004**	

(*) Energy Losses calculated Trailing Twelve Month (TTM)

(**) These loss increases reflect a 1 month distorsion due to the impossibility of reading certain meters, due to adverse weather conditions. As of July 2002, the readings were normalized.

Table 5 - GENERATION BUSINESS

Country	Market	Energy Sales (GWh) 1H 02	Energy Sales (GWh) 1H 01	Var 02-01	Market Share 1H 02
Chile	SIC & SING	8.677	8.866	-2,1%	44,1%
Argentina	SIN	4.046	7.104	-43,0%	11,4%
Perú	SICN	2.161	2.258	-4,3%	22,3%
Colombia	SIN	7.713	7.142	8,0%	23,0%
Brazil	SICN	1.777	1.799	-1,2%	1,1%
Total		**24.374**	**27.169**	**-10,3%**	

BUSINESS INFORMATION ANALYSIS

Finally, here is a brief analysis of the Results of Enersis' distribution subsidiaries:

Chilectra recorded a Net income of US$ 55 million as of June 30, 2002, US$ 9 million lower than first half 2001, mainly related to:

- Lower Non-Operating Income of US$ 31 million, primarily due to: provisions accounted to record the economic situation related to Chilectra's Brazilian and Argentinean subsidiaries of US$ 39 million; lower price level restatement of US$ 16 million; lower goodwill amortization of US$ 7 million, and higher net financial expenses of US$ 1 million. This figure was partially compensated by higher profits from Cerj and Edelnor of US$ 24 million and US$ 1 million respectively, and lower negative equity provisions from investments of US$ 8 million.
- Higher Operating Income of US$ 7 million, mainly due to higher energy sales of US$ 33 million, compensated by higher energy purchases of US$ 26 million.
- Lower Tax payment of US$ 9 million, and lower minority shareholders interest of US$ 7 million.

Río Maipo registered a Net income of US$ 7 million for the first half ended June 30, 2002, which represents a decrease of US$ 0.1 million compared to the same period of 2001. This is mainly explained by:

- Lower Operating Income of US$ 0.6 million, basically due to higher operating and maintenance cost related to the company's electric grid of US$ 0.2 million and higher cost of third parties services of US$ 0.3 million.
- Higher Non-Operating Income of US$ 0.4 million, primarily due to higher revenues from non operating maintenance and services of US$ 0.6 million.

Edesur recorded a Net Income of US$ 29 million as of June 30, 2002, US$ 17 million lower than first half 2001, which can be broken down as follows:

- Lower Operating Income of US$ 76 million, mainly due to lower Energy Sales of US$ 252 million, lower Other Operating Income of US$ 22 million, which was compensated by lower Energy Purchases of US$ 128 million, lower Other Operating Costs of US$ 42 million and lower SG&A expenses of US$ 27 million.
- Higher Non-Operating Income of US$ 22 million, mainly explained by higher positive conversion effect of US$ 37 million recorded as a result of the Argentinean Peso depreciation and the application of Technical Bulletin N°64 of Chilean accounting principles, compensated by higher net financial expenses of US$ 16 million.
- Lower Tax payment of US$ 37 million

Edelnor Net income during the first half ended June 30, 2002 was US$ 17 million, US$ 2 million higher compared to the previous year. This results can be mainly explained by:

- Higher Non-Operating Income of US$ 2 million, mainly due to higher positive conversion effect of US$ 2 million recorded as a result of the Peruvian Peso depreciation and the application of Technical Bulletin N°64 of Chilean accounting principles.
- Higher Operating Income of US$ 0.2 million, mainly explained by lower uncollectable accounts of US$ 0.4 million.
- Lower Tax payment of US$ 0.1 million.

Cerj recorded a Net income of US$ 123 million as of June 30, 2002, US$ 64 million higher than the same period of 2001. This is primarily due to:

- Higher Non-Operating Income of US$ 49 million, mainly due higher positive conversion effect recorded as a result of the Brazilian R$ depreciation and the application of Technical Bulletin N°64 of Chilean accounting principles of US$ 64 million, higher net financial income of US$ 11 million, and lower losses from Investluz of US$ 1 million. The above was compensated by higher provisions for pension funds of US$ 14 million, and higher labor trial contingencies' provisions of US$ 12 million.
- Higher Operating Income of US$ 3 million, primarily explained by higher energy sales of US$ 34 million, and lower SG&A expenses of US$ 4 million. The above was compensated by higher operating and maintenance cost of US$ 14 million, higher depreciation and amortization expenses of US$ 12 million, and higher energy purchases of US$ 9 million.
- Lower Tax payment of US$ 12 million.

Coelce recorded a Net income of US$ 20 million as of June 30, 2002, US$ 9 million higher compared to the same period of 2001. This result breaks down as follows:

- Higher Non-Operating Income of US$ 13 million, mainly explained by higher positive conversion effect of US$ 15 million recorded as a result of the Brazilian R$ depreciation and the application of Technical Bulletin N°64 of Chilean accounting principles, compensated by higher net financial expenses of US$ 3 million.
- Higher Operating Income of US$ 2 million, mainly due to higher energy sales of US$ 18 million, compensated by higher cost of third parties services of US$ 7 million, higher energy purchases of US$ 5 million, lower other operating revenues accrued from electric grid rentals and tolls of US$ 2 million, and higher depreciation and amortization expenses of US$ 1 million.
- Higher Tax payment of US$ 6 million.

Codensa registered a Net income of US$ 14 million for the first half ended June 30, 2002. This figure, represented US$ 2 million reduction since first half 2001. This is primarily attributed to:

- Higher Operating Income of US$ 4 million, primarily explained by higher energy sales of US$ 11 million, compensated by higher SG&A expenses of US$ 4 million, and higher depreciation and amortization expenses of US$ 3 million.
- Lower Non-Operating Income of US$ 4 million, mainly due to higher negative conversion effect recorded as a result of the Colombian Peso depreciation and the application of Technical Bulletin N°64 of Chilean accounting principles of US$ 7 million, compensated by lower provision for Municipalities public lighting billing of US$ 3 million.
- Higher Tax payments of US$ 2 million.

CONSOLIDATED BALANCE SHEET
(Under Chilean GAAP, million Ch$)

Table 6

Million Ch$	1H 02	1H 01
CURRENT ASSETS		
Cash	31.005	23.439
Time Deposits	215.283	140.359
Marketable Securities	540	6.808
Accounts Receivable, net	450.688	502.048
Notes receivable	5.731	4.058
Other accounts receivable	117.604	93.351
Amounts due from related companies	19.491	28.035
Inventories, net	73.973	79.750
Income taxes to be recovered	57.720	66.821
Prepaid expenses	10.544	11.249
Deferred income taxes	41.583	25.750
Other current assets	176.604	94.134
Net of Long Term Leasing Contracts	-	-
Net of Assets for leasing	-	-
Total currrent assets	**1.200.767**	**1.075.803**
PROPERTY, PLANT AND EQUIPMENT		
Property	159.312	144.727
Buildings and Infraestructure	11.089.403	10.265.221
Plant and equipment	1.859.555	1.758.901
Other assets	545.397	500.181
Technical re-appraisal	690.117	649.189
Sub - Total	14.343.785	13.318.220
Accumulated depreciation	(4.709.029)	(4.114.100)
Total property, plant and equipment	**9.634.755**	**9.204.120**
OTHER ASSETS		
Investments in related companies	178.522	158.854
Investments in other companies	152.498	142.348
Positive Goodwill	1.269.029	1.313.989
Negative goodwill	(162.211)	(193.496)
Long-term receivables	133.362	42.115
Amounts due from related companies	168.186	162.548
Intangibles	73.192	63.324
Accumulated amortization	(27.895)	(19.820)
Deferred income taxes	-	-
Others	219.012	115.399
Net of Long Term Leasing Contracts	-	-
Total other assets	**2.003.695**	**1.785.260**
TOTAL ASSETS	**12.839.217**	**12.065.183**

CONSOLIDATED BALANCE SHEET
(Under Chilean GAAP, thousand US$)

Table 6.1

Th. US$	1H 02	1H 01
CURRENT ASSETS		
Cash	45.063	34.065
Time Deposits	312.889	203.996
Marketable Securities	785	9.895
Accounts Receivable, net	655.022	729.668
Notes receivable	8.329	5.898
Other accounts receivable	170.924	135.675
Amounts due from related companies	28.327	40.746
Inventories, net	107.511	115.907
Income taxes to be recovered	83.890	97.117
Prepaid expenses	15.325	16.350
Deferred income taxes	60.435	37.425
Other current assets	256.674	136.813
Net of Long Term Leasing Contracts	0	0
Net of Assets for leasing	0	0
Total currrent assets	**1.745.173**	**1.563.553**
PROPERTY, PLANT AND EQUIPMENT		
Property	231.541	210.343
Buildings and Infraestructure	16.117.147	14.919.295
Plant and equipment	2.702.646	2.556.357
Other assets	792.671	726.955
Technical re-appraisal	1.003.004	943.520
Sub - Total	**20.847.009**	**19.356.471**
Accumulated depreciation	(6.844.022)	(5.979.361)
Total property, plant and equipment	**14.002.987**	**13.377.109**
OTHER ASSETS		
Investments in related companies	259.460	230.876
Investments in other companies	221.639	206.887
Positive Goodwill	1.844.385	1.909.729
Negative goodwill	(235.754)	(281.224)
Long-term receivables	193.826	61.209
Amounts due from related companies	244.438	236.244
Intangibles	106.376	92.033
Accumulated amortization	(40.542)	(28.806)
Deferred income taxes	-	-
Others	318.309	167.719
Net of Long Term Leasing Contracts	-	-
Total other assets	**2.912.136**	**2.594.666**
TOTAL ASSETS	**18.660.297**	**17.535.329**

CONSOLIDATED BALANCE SHEET
(Under Chilean GAAP, million Ch$)

Table 7

	1H 02	1H 01
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Due to banks and financial institutions(Short Term)	424.292	377.649
Due to banks and financial institutions(Short term portion of Long Term)	426.271	223.485
Commercial paper equivalent	36.123	23.683
Bonds payable(Short Term)	187.955	90.872
Long-term liabilities maturing before one year	35.911	30.911
Dividends payable	24.336	5.091
Accounts payable	245.627	262.808
Notes payable	3.589	14.008
Miscellaneous payables	62.658	36.090
Accounts payable to related companies	45.213	31.967
Provisions	71.944	71.456
Withholdings	46.824	67.348
Income Tax	46.775	51.883
Anticipated income	10.468	12.122
Deferred Taxes	-	-
Other current liabilities	151.217	111.815
Total current liabilities	1.819.202	1.411.188
LONG-TERM LIABILITIES		
Due to banks and financial institutions	1.814.149	2.055.888
Bonds payable	2.309.228	2.084.796
Notes payable	210.223	220.382
Miscellaneous payables	28.613	30.293
Amounts payable to related companies	974.000	991.075
Provisions	259.688	140.362
Deferred taxes	27.017	35.626
Other long-term liabilities	43.412	44.266
Total Long-term liabilities	5.666.330	5.602.689
Minority interest	4.133.758	3.895.907
SHAREHOLDERS´ EQUITY		
Paid-in capital, no par value	729.328	722.254
Reserve to Equity Revaluation	4.376	10.834
Additional paid-in capital-share premium	32.593	32.565
Other reserves	37.923	22.902
Total Capital and Reserves	804.220	788.556
RETAINED EARNINGS		
Future Dividends Reserve	-	-
Retained Earnings	393.422	351.956
Retained Losses	-	-
Net Income	23.656	13.615
Interim dividends	-	-
Development subsidaries deficits	(1.371)	1.273
Total Retained Earnings	**415.707**	**366.844**
Total Shareholder's Equity	**1.219.928**	**1.155.399**
TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	12.839.217	12.065.183

CONSOLIDATED BALANCE SHEET
(Under Chilean GAAP, thousand US$)

Table 7.1

	1H 02	1H 01
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Due to banks and financial institutions(Short Term)	616.658	548.869
Due to banks and financial institutions(Short term portion of Lon	619.535	324.809
Commercial paper equivalent	52.500	34.421
Bonds payable(Short Term)	273.170	132.072
Long-term liabilities maturing before one year	52.193	44.925
Dividends payable	35.370	7.399
Accounts payable	356.989	381.961
Notes payable	5.216	20.359
Miscellaneous payables	91.065	52.453
Accounts payable to related companies	65.712	46.460
Provisions	104.561	103.853
Withholdings	68.054	97.882
Income Tax	67.982	75.405
Anticipated income	15.213	17.618
Deferred Taxes	-	-
Other current liabilities	219.777	162.510
Total current liabilities	**2.643.997**	**2.050.996**
LONG-TERM LIABILITIES		
Due to banks and financial institutions	2.636.652	2.987.992
Bonds payable	3.356.192	3.030.006
Notes payable	305.534	320.299
Miscellaneous payables	41.585	44.028
Amounts payable to related companies	1.415.595	1.440.412
Provisions	377.426	204.000
Deferred taxes	39.266	51.778
Other long-term liabilities	63.095	64.336
Total Long-term liabilities	**8.235.346**	**8.142.851**
Minority interest	6.007.933	5.662.244
SHAREHOLDERS' EQUITY		
Paid-in capital, no par value	1.059.993	1.049.712
Reserve to Equity Revaluation	6.360	15.746
Additional paid-in capital-share premium	47.369	47.330
Other reserves	55.117	33.286
Total Capital and Reserves	**1.168.840**	**1.146.073**
RETAINED EARNINGS		
Future Dividends Reserve	-	-
Retained earnings	571.793	511.526
Retained Losses	-	-
Net Income	34.382	19.788
Interim dividends	-	-
Development subsidaries deficits	(1.993)	1.850
Total Retained Earnings	**604.182**	**533.164**
Total Shareholder's Equity	**1.773.022**	**1.679.237**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**18.660.297**	**17.535.329**

EVOLUTION OF KEY FINANCIAL RATIOS

Table 8

Indicator	Unit	Jun-02	Jun-01	Jun 02-01	%Var 02-01
Liquidity	Times	0,66	0,76	(0,10)	(13,2%)
Acid ratio test *	Times	0,65	0,76	(0,11)	(14,5%)
Working capital	million Ch$	(618.434)	(335.385)	(283.049)	84,4%
Working capital	thousands US$	(898.821)	(487.443)	(411.379)	84,4%
Leverage **	Times	1,40	1,39	0,01	0,7%
Short-term debt	%	0,24	0,20	0,04	20,0%
Long-term debt	%	0,76	0,80	(0,04)	(5,0%)
Interest Coverage***	Times	2,51	2,41	0,10	4,1%
EBITDA****	million Ch$	528.014	549.958	(21.944)	(4,0%)
EBITDA	million US$	767	799	(32)	(4,0%)
ROE (Semiannual)	%	1,94%	1,18%	0,8%	64,4%
ROA (Semiannual)	%	0,2%	0,1%	0,1%	100,0%

* Current assets net of inventories and pre-paid expenses

** Using the ratio = Total debt / (equity + minority interest)

***EBITDAEI/Interest expenses=(Earnings before taxes+Fin exp+Net non operating income+depreciation+ Positive Goodwill)/Interest expenses

****EBITDA: Operating Income+Depreciation

CONSOLIDATED DEBT MATURITY SCHEDULE (Debt with third parties)

Table 9

	Debt Maturity			TOTAL
Ch$ million	Less than 1 year	Between 1 and 3 years	More than 3 year	
Chile	385.996	2.007.730	1.795.122	4.188.848
Argentina	169.260	108.712	105.272	383.244
Perú	81.190	70.181	114.904	266.275
Brasil	234.625	40.595	42.184	317.404
Colombia	89.447	3.440	123.161	216.048
TOTAL	**960.518**	**2.230.658**	**2.180.644**	**5.371.820**

Table 9.1

	Debt Maturity			TOTAL
US$ million	Less than 1 year	Between 1 and 3 years	More than 3 year	
Chile	561	2.918	2.609	6.088
Argentina	246	158	153	557
Perú	118	102	167	387
Brasil	341	59	61	461
Colombia	130	5	179	314
TOTAL	**1.396**	**3.242**	**3.169**	**7.807**

CONSOLIDATED CASH FLOW
(Under Chilean GAAP, million Ch$)

Table 10

Million Ch$	1H 02	1H 01
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES		
Net income (loss) for the year	**23.656**	**13.615**
Profit (losses) from sales of assets:		
(Profit) loss on sale of fixed assets	(3.306)	(498)
(Profit) loss on sale of investment	-	-
Charges (credits) which do not represent cash flows:		
Depreciation	216.654	203.029
Amortization of intangibles	4.804	4.361
Write-offs and accrued expenses	26.596	33.001
Accrued profit from related companies (less)	(2.378)	(1.849)
Accrued losses from related companies	7.257	7.894
Amortization of positive goodwill	40.044	38.937
Amortization of negative goodwill (less)	(24.233)	(22.563)
Net, price-level restatement	3.771	(3.470)
Net, foreign exchange effect	10.516	29.265
Other credits which do not represent cash flow (less)	(255.626)	(63.178)
Other charges which do not represent cash flow	81.967	50.615
Assets variations which affect cash flow:		
Decrease in receivables accounts	142.182	26.301
Decrease (increase) in inventory	(1.794)	(3.358)
Decrease (increase) in other assets	17.418	123.159
Liabilities variations which affect cash flow:		
(Decreased) increase in payable accounts related to operating income	(19.349)	(105.052)
Increase of payable interest	20.687	1.924
Net increase (decrease) of payable income tax	(32.744)	(84.739)
Increase (decrease) of other payable accounts related to non-operating income	(80.183)	(3.514)
Net (decrease) of payable value added tax and other taxes	(47.613)	(63.542)
Profit related to minority interest	96.451	74.336
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	**224.777**	**254.673**

CONSOLIDATED CASH FLOW
(Under Chilean GAAP, million Ch$)

Cont. 10

	1H 02	1H 01
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES		
Shares issued and suscribed	1.804	-
Proceeds from loans hired	562.220	754.955
Proceeds from debt issuance	119.107	-
Other sources of financing	23	3.963
Dividends paid	(67.161)	(75.199)
Capital paid	(3.901)	
Loans, debt amortization (less)	(609.240)	(638.157)
Issuance debt amortization (less)	(19.239)	(14.621)
Amortization of loans obtained from related companies	(8.969)	(82.575)
Amortization of other loans obtained from related companies	(16)	-
Expenses paid related to debt issuance (less)	(9.350)	-
Other disbursements related to financing (less)	(3.073)	(6.193)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	**(37.795)**	**(57.828)**
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES		
Sale of fixed assets	14.632	15.897
Sale of investments	-	-
Collection upon loans to related companies	3.778	-
Collection upon other loans to related companies	931	-
Other income on investments	2.388	28.788
Additions to fixed assets (less)	(108.621)	(178.244)
Long-term investments (less)	(16.284)	(3.988)
Investment in financing instruments	(14.798)	-
Other loans to related companies (less)	-	(140)
Other investment disbursements (less)	(9.385)	(6.258)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	**(127.360)**	**(143.945)**
NET POSITIVE CASH FLOW FOR THE PERIOD	**59.622**	**52.900**
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	**(15.416)**	**5.068**
NET VARIATION OF CASH AND CASH EQUIVALENT	**44.206**	**57.968**
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	**212.752**	**117.136**
FINAL BALANCE OF CASH AND CASH EQUIVALENT	**256.958**	**175.105**

CONSOLIDATED CASH FLOW
(Under Chilean GAAP, thousand US$)

Table 11

Th. US$	1H 02	1H 01
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES		
Net income (loss) for the year	**34.382**	**19.788**
Profit (losses) from sales of assets:		
(Profit) loss on sale of fixed assets	(4.805)	(724)
(Profit) loss on sale of investment	-	-
Charges (credits) which do not represent cash flows:		
Depreciation	314.882	295.079
Amortization of intangibles	6.982	6.338
Write-offs and accrued expenses	38.654	47.963
Accrued profit from related companies (less)	(3.456)	(2.687)
Accrued losses from related companies	10.547	11.473
Amortization of positive goodwill	58.199	56.591
Amortization of negative goodwill (less)	(35.220)	(32.792)
Net, price-level restatement	5.481	(5.043)
Net, foreign exchange effect	15.284	42.534
Other credits which do not represent cash flow (less)	(371.522)	(91.822)
Other charges which do not represent cash flow	119.129	73.562
Assets variations which affect cash flow:		
Decrease in receivables accounts	206.644	38.225
Decrease (increase) in inventory	(2.607)	(4.881)
Decrease (increase) in other assets	25.315	178.997
Liabilities variations which affect cash flow:		
(Decreased) increase in payable accounts related to operating income	(28.121)	(152.681)
Increase of payable interest	30.066	2.796
Net increase (decrease) of payable income tax	(47.590)	(123.159)
Increase (decrease) of other payable accounts related to non-operating income	(116.537)	(5.108)
Net (decrease) of payable value added tax and other taxes	(69.200)	(92.351)
Profit related to minority interest	140.180	108.038
NET POSITIVE CASH FLOW ORIGINATED FROM OPERATING ACTIVITIES	**326.688**	**370.137**

CONSOLIDATED CASH FLOW
(Under Chilean GAAP, thousand US$)

Cont. 11.1

	1H 02	1H 01
CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES		
Shares issued and suscribed	-	-
Proceeds from loans hired	817.121	1.097.238
Proceeds from debt issuance	173.108	-
Other sources of financing	34	5.760
Dividends paid	(97.610)	(109.294)
Capital paid	(5.670)	-
Loans, debt amortization (less)	(885.459)	(927.486)
Issuance debt amortization (less)	(27.962)	(21.250)
Amortization of loans obtained from related companies	(13.036)	(120.013)
Amortization of other loans obtained from related companies	(23)	-
Expenses paid related to debt issuance (less)	(13.590)	-
Other disbursements related to financing (less)	(4.467)	(9.001)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM FINANCING ACTIVITIES	**(54.931)**	**(84.046)**
CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES		
Sale of fixed assets	21.266	23.104
Sale of investments	-	-
Collection upon loans to related companies	1.352	-
Collection upon other loans to related companies	-	-
Other income on investments	3.471	41.839
Additions to fixed assets (less)	(157.869)	(259.057)
Long-term investments (less)	(23.667)	(5.796)
Investment in financing instruments	-	-
Other loans to related companies (less)	-	(203)
Other investment disbursements (less)	(13.640)	(9.095)
NET (NEGATIVE) CASH FLOW ORIGINATED FROM INVESTMENT ACTIVITIES	**(185.104)**	**(209.207)**
NET POSITIVE CASH FLOW FOR THE PERIOD	**86.653**	**76.884**
EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	**(22.405)**	**7.366**
NET VARIATION OF CASH AND CASH EQUIVALENT	**64.248**	**84.250**
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	**309.210**	**170.244**
FINAL BALANCE OF CASH AND CASH EQUIVALENT	**373.458**	**254.494**

CONSOLIDATED CASH FLOW ANALYSIS
(Under Chilean GAAP)

During the period, the Company generated a net positive cash flow of US$ 87 million, explained as follows:

Table 12

Effective Cash Flow (million Ch$)	Jun-02	Jun-01	Jun 02-01	%Var 02-01
Operating	224.777	254.673	(29.896)	(11,7%)
Financing	(37.795)	(57.828)	20.033	(34,6%)
Investment	(127.360)	(143.945)	16.585	(11,5%)
Net cash flow of the period	**59.622**	**52.900**	**6.722**	**12,7%**

Table 12.1

Effective Cash Flow (thousand US$)	Jun-02	Jun-01	Jun 02-01	%Var 02-01
Operating	326.687	370.137	(45.657)	(11,7%)
Financing	(54.931)	(84.046)	30.595	(34,6%)
Investment	(185.103)	(209.207)	25.329	(11,5%)
Net cash flow of the period	**86.654**	**76.884**	**9.770**	**12,7%**

Operating activities generated a net positive cash flow of US$327 million, 11.7% lower than the same period of the previous year. This flow is mainly comprised of a profit for the period of US$34 million plus the net charges to income that do not represent cash flow for US$154 million. Added to these is a reduction in assets that affect the operating cash flow for US$229 million, compensated in part by the reduction in liabilities that affect the operating cash flow by US$91 million.

Financing activities produced a negative flow of US$55 million due mainly to: payment of loans for a value of US$885 million, a payment of dividends for US$98 million and the payment of Bonds for US$28 million. These are compensated by the loans received and the Bonds issued for US$817 million and US$173 million, respectively.

Investment activities generated a net negative cash flow of US$185 million, basically explained by the addition of fixed assets worth US$158 million, investments in financial instruments for US$22 million, investments in subsidiaries for US$24 million and other disbursements on investments of US$14 million. These were partly compensated by the sale of fixed assets and other income for US$25 million.

ADDITIONAL CASH FLOW INFORMATION

Table 14

	Payments for additions of fixed assets		Depreciation	
Million Ch$	Jun-02	Jun-01	Jun-02	Jun-01
Endesa S.A.	31.303	39.420	93.599	91.757
Chilectra S.A.	7.644	15.858	5.976	5.742
Río Maipo S.A.	3.097	1.904	892	751
Edesur S.A.	8.807	32.779	31.267	32.952
Edelnor S.A.	8.282	15.683	8.163	7.375
Cerj	15.614	31.294	26.445	17.865
Coelce	22.040	26.492	19.870	18.565
Codensa S.A.	11.362	14.554	28.628	26.400
Cam Ltda.	19	214	576	522
Inmobiliaria Manso de Velasco Ltda.	430	-	99	124
Synapsis Soluciones y Servicios Ltda.	24	46	644	586
Holding Enersis	-	-	495	390
Total	108.622	178.244	216.654	203.029

Table 14.1

	Payments for additions of fixed assets		Depreciation	
Th US$	Jun-02	Jun-01	Jun-02	Jun-01
Endesa S.A.	45.495	57.292	136.035	133.358
Chilectra S.A.	11.110	23.048	8.685	8.345
Río Maipo S.A.	4.501	2.767	1.296	1.091
Edesur S.A.	12.800	47.640	45.443	47.892
Edelnor S.A.	12.037	22.793	11.864	10.719
Cerj	22.693	45.482	38.435	25.965
Coelce	32.033	38.503	28.879	26.982
Codensa S.A.	16.513	21.153	41.607	38.369
Cam Ltda.	28	311	837	759
Inmobiliaria Manso de Velasco Ltda.	625	-	144	180
Synapsis Soluciones y Servicios Ltda.	35	67	936	852
Holding Enersis	-	-	719	567
Total	157.869	259.057	314.881	295.079

PARENT COMPANY INCOME STATEMENT
(Under Chilean GAAP, million Ch$)

Table 15

Million Ch$

	1H 02	1H 01	Var 02-01	Chg %
Operating Revenues	**2.096**	**2.092**	**4**	**0,2%**
Operating Expenses	**(516)**	**(412)**	**(104)**	**-25,3%**
Operating Margin	**1.580**	**1.680**	**(100)**	**-6,0%**
Selling and Administrative Expenses	(9.126)	(10.222)	1.096	10,7%
Operating Income	**(7.546)**	**(8.542)**	**996**	**11,7%**
Interest Income	27.643	20.836	6.806	32,7%
Interest Expense	(71.135)	(91.320)	20.185	22,1%
Net Financial Income (Expenses)	**(43.492)**	**(70.484)**	**26.992**	**38,3%**
Equity Gains from Related Companies	121.134	149.142	(28.008)	-18,8%
Equity Losses from Related Companies	(562)	(192)	(370)	-192,5%
Net Income from Related Companies	**120.572**	**148.949**	**(28.378)**	**-19,1%**
Other Non Operating Income	9.918	12.988	(3.070)	-23,6%
Other Non Operating Expenses	(27.433)	(9.744)	(17.690)	-181,5%
Net other Non Operating Income (Expense)	**(17.515)**	**3.244**	**(20.759)**	**-639,8%**
Price Level Restatement	136	1.808	(1.672)	-92,5%
Foreign Exchange Effect	(10.023)	(39.667)	29.643	74,7%
Net of Monetary Exposure	**(9.888)**	**(37.859)**	**27.971**	**73,9%**
Positive Goodwill Amortization	**(26.242)**	**(24.503)**	**(1.739)**	**-7,1%**
Non Operating Income	**23.435**	**19.349**	**4.087**	**21,1%**
Net Income b. Taxes, Min Int and Neg Goodwill Amort	**15.890**	**10.806**	**5.083**	**47,0%**
Income Tax	7.728	2.777	4.951	178,3%
Negative Goodwill Amortization	39	31	8	25,1%
NET INCOME	**23.656**	**13.615**	**10.042**	**73,8%**

PARENT COMPANY INCOME STATEMENT
(Under Chilean GAAP, thousand US$)

Table 15.1

Th. US$	1H 02	1H 01	Var 02-01	Chg %
Operating Revenues	**3.046**	**3.040**	**6**	**0,2%**
Operating Expenses	**(750)**	**(598)**	**(152)**	**-25,3%**
Operating Margin	**2.296**	**2.441**	**(145)**	**-6,0%**
Selling and Administrative Expenses	(13.263)	(14.857)	1.594	10,7%
Operating Income	**(10.967)**	**(12.415)**	**1.448**	**11,7%**
Interest Income	40.175	30.283	9.892	32,7%
Interest Expense	(103.386)	(132.723)	29.337	22,1%
Net Financial Income (Expenses)	**(63.211)**	**(102.440)**	**39.229**	**38,3%**
Equity Gains from Related Companies	176.054	216.760	(40.706)	-18,8%
Equity Losses from Related Companies	(817)	(279)	(538)	-192,5%
Net Income from Related Companies	**175.237**	**216.481**	**(41.244)**	**-19,1%**
Other Non Operating Income	14.415	18.877	(4.461)	-23,6%
Other Non Operating Expenses	(39.871)	(14.161)	(25.710)	-181,5%
Net other Non Operating Income (Expense)	**(25.456)**	**4.715**	**(30.171)**	**-639,8%**
Price Level Restatement	197	2.627	(2.430)	-92,5%
Foreign Exchange Effect	(14.568)	(57.651)	43.083	74,7%
Net of Monetary Exposure	**(14.371)**	**(55.023)**	**40.653**	**73,9%**
Positive Goodwill Amortization	**(38.139)**	**(35.612)**	**(2.527)**	**-7,1%**
Non Operating Income	**34.061**	**28.121**	**5.940**	**21,1%**
Net Inc b. Taxes, Min Int and Neg Goodwill Amort	**23.094**	**15.706**	**7.388**	**47,0%**
Income Tax	11.232	4.036	7.195	178,3%
Negative Goodwill Amortization	57	45	11	25,1%
NET INCOME	**34.382**	**19.788**	**14.594**	**73,8%**

PARTIALLY CONSOLIDATED INCOME STATEMENT IN MILLION Ch$

Table 16

Enersis S.A.
Parent Company Consolidated with Enersis Int

First Quarter 2002 Earnings Report (Under Chilean GAAP)
(in million Ch$ of 1H year 2002)

2Q 02	2Q 01	Var %		1H 02	1H 01	Var %
754	842	-10,4%	Gross Operating Margin	1.580	1.463	8,0%
-5.345	-3.512	-52,2%	S&A Expenses	-9.126	-10.370	12,0%
-4.591	**-2.670**	**-72,0%**	**Operating Income**	**-7.546**	**-8.907**	**15,3%**
11.358	4.452	155,1%	Endesa	21.627	7.326	195,2%
-14.093	8.953	-257,4%	Chilectra	-120	17.556	-100,7%
2.168	2.404	-9,8%	Rio Maipo	4.673	4.702	-0,6%
11.563	9.920	16,6%	Edesur	12.862	20.581	-37,5%
2.721	2.204	23,5%	Edelnor	5.156	4.454	15,8%
43.216	4.173	935,5%	Cerj	49.083	23.701	107,1%
-438	-763	42,6%	Coelce	-880	-1.311	32,9%
320	1.813	-82,3%	Codensa	1.125	2.341	-51,9%
1.673	2.143	-21,9%	CAM LTDA	2.501	3.602	-30,6%
970	1.250	-22,4%	Inm Manso de Velasco	1.027	1.350	-23,9%
1.152	1.326	-13,1%	Synapsis	2.283	2.577	-11,4%
0	-44	100,0%	Endesa Market Place	0	-192	100,0%
-28	3.788	-100,7%	Other	-30	7.971	-100,4%
60.583	**41.619**	**45,6%**	**Net Income from Related Companies**	**99.308**	**94.657**	**4,9%**
17.406	19.532	-10,9%	Interest Income	35.079	37.875	-7,4%
-34.273	-41.345	17,1%	Interest Expense	-68.665	-84.335	18,6%
-16.866	-21.813	22,7%	Net Financial Income (Expenses)	-33.586	-46.460	27,7%
3.270	8.323	-60,7%	Other Non Operating Income	10.177	13.661	-25,5%
-24.440	-6.369	-283,7%	Other Non Operating Expenses	-27.524	-10.639	-158,7%
-21.170	1.954	-1183,4%	Net other Non Operating Income (Expenses)	-17.347	3.021	-674,2%
-105	-663	84,2%	Price Level Restatement	-348	-2.300	84,9%
1.154	-1.062	208,7%	Foreign Exchange Effect	1.693	-8.204	120,6%
1.050	-1.724	160,9%	Net Price Level Restatement and Foreign Exchange Effect	1.345	-10.505	112,8%
-13.180	-13.198	0,1%	Positive Goodwill Amortization	-26.284	-26.299	0,1%
10.417	**6.839**	**52,3%**	**Non Operating Income**	**23.435**	**14.415**	**62,6%**
5.826	**4.169**	**39,7%**	**Net Income before (1), (2) & (3)**	**15.889**	**5.508**	**188,5%**
1.661	-115	1545,7%	Income Tax (1)	7.728	2.701	186,1%
23	16	47,2%	Negative Goodwill Amortization (2)	39	31	25,1%
0	2.689	-100,0%	Minority Interest (3)	0	5.374	-100,0%
7.510	**6.759**	**11,1%**	**NET INCOME**	**23.656**	**13.615**	**73,8%**
0,91	0,82		EPS (Ch$)	2,85	1,64	
0,07	0,06		EPADS (US$)	0,21	0,12	
8.291.020	8.291.020		Common Shares Outstanding (MM)	8.291.020	8.291.020	

PARTIALLY CONSOLIDATED INCOME STATEMENT IN THOUSAND US$

Table 16.1

Enersis S.A.
Parent Company Consolidated with Enersis Int

First Quarter 2002 Earnings Report (Under Chilean GAAP)
(in thousand US$ of 1H year 2002)

2Q 02	2Q 01	Var %		1H 02	1H 01	Var %
1.097	1.224	-10,4%	Gross Operating Margin	2.296	2.231	2,9%
-7.769	-5.104	-52,2%	S&A Expenses	-13.263	-15.072	12,0%
-6.672	**-3.880**	**-72,0%**	**Operating Income**	**-10.967**	**-12.841**	**14,6%**
16.507	6.471	155,1%	Endesa	31.432	10.647	195,2%
-20.482	13.012	-257,4%	Chilectra	-174	25.515	-100,7%
3.150	3.493	-9,8%	Rio Maipo	6.792	6.834	-0,6%
16.805	14.418	16,6%	Edesur	18.694	29.913	-37,5%
3.955	3.203	23,5%	Edelnor	7.494	6.473	15,8%
62.809	6.065	935,5%	Cerj	71.336	34.447	107,1%
-637	-1.108	42,6%	Coelce	-1.280	-1.906	32,9%
465	2.635	-82,3%	Codensa	1.635	3.403	-51,9%
2.431	3.115	-21,9%	CAM LTDA	3.635	5.235	-30,6%
1.410	1.817	-22,4%	Inm Manso de Velasco	1.493	1.962	-23,9%
1.675	1.927	-13,1%	Synapsis	3.318	3.746	-11,4%
0	-64	100,0%	Endesa Market Place	0	-279	100,0%
-41	5.505	-100,7%	Others	-43	11.585	-100,4%
88.050	**60.489**	**45,6%**	**Net Income from Related Companies**	**144.333**	**137.573**	**4,9%**
25.298	28.387	-10,9%	Interest Income	50.983	55.048	-7,4%
-49.811	-60.090	17,1%	Interest Expense	-99.797	-122.572	18,6%
-24.513	-31.702	22,7%	Net Financial Income (Expenses)	-48.813	-67.524	27,7%
4.753	12.096	-60,7%	Other Non Operating Income	14.791	19.854	-25,5%
-35.520	-9.257	-283,7%	Other Non Operating Expenses	-40.003	-15.463	-158,7%
-30.768	2.840	-1183,4%	Net other Non Operating Income (Expenses)	-25.212	4.391	-674,2%
-152	-963	84,2%	Price Level Restatement	-505	-3.343	84,9%
1.678	-1.543	208,7%	Foreign Exchange Effect	2.460	-11.924	120,6%
1.526	-2.506	160,9%	Net Price Level Restatement and Foreign Exchange Effect	1.955	-15.267	112,8%
-19.155	-19.181	0,1%	Positive Goodwill Amortization	-38.201	-38.222	0,1%
15.140	**9.939**	**52,3%**	**Non Operating Income**	**34.060**	**20.951**	**62,6%**
8.467	**6.059**	**39,7%**	**Net Income before (1), (2) & (3)**	**23.093**	**8.110**	**184,8%**
2.414	-167	1545,7%	Income Tax (1)	11.232	3.926	186,1%
34	23	47,2%	Negative Goodwill Amortization (2)	57	45	25,1%
0	3.908	-100,0%	Minority Interest (3)	0	7.811	-100,0%
10.915	**9.823**	**11,1%**	**NET INCOME**	**34.382**	**19.892**	**72,8%**
0,91	0,82		EPS (Ch$)	2,85	1,64	
0,07	0,06		EPADS (US$)	0,21	0,12	
8.291.020	8.291.020		Common Shares Outstanding (MM)	8.291.020	8.291.020	

OWNERSHIP OF THE COMPANY AS OF JUNE 30, 2002
Total Shareholders: 9,902


Foreign Inv. Funds 1.09%
Stockbrokers, M. Funds & Ins. Co's 8.50%
Others 5.89%
Chilean Pension Funds 14.61%
Endesa Spain 65.00%
ADR's 4.91%

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Friday, August 2, 2002, at 9:30 am (New York time). To participate, please dial +1(973) 694-2225 or (800) 388-8975 (toll free USA), approximately 10 minutes prior to the scheduled start time.

To access the call online, or to access the replay, go to http://www.enersis.com

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis's business plans; (2) Enersis's cost-reduction plans; (3) trends affecting Enersis's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis's or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Dated: August 2 , 2002

By: /s/ Enrique García
Name: Enrique García
Title: Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS, S.A.

Dated: August 2, 2002

By:________________________

Name: Enrique García

Title: Chief Executive Officer